Exhibit 99.1

Studio City International Holdings Limited Announces Unaudited Second Quarter 2025 Earnings

MACAU, July 31, 2025 (GLOBE NEWSWIRE) -- Studio City International Holdings Limited (NYSE: MSC) (“Studio City” or the “Company”), a world-class integrated resort located in Cotai, Macau, today reported its unaudited financial results for the second quarter of 2025.

Total operating revenues for the second quarter of 2025 were US$190.1 million, compared with US$161.5 million in the second quarter of 2024. The increase was primarily attributable to better performance in mass market operations leading to an increase in revenue from casino contract and higher overall non-gaming revenues.

Studio City Casino generated gross gaming revenues of US$359.6 million and US$339.3 million for the second quarters of 2025 and 2024, respectively.

Mass market table games drop was US$958.2 million in the second quarter of 2025, compared with US$955.6 million in the second quarter of 2024 and hold percentage was 34.0% in the second quarter of 2025, compared with 30.1% in the second quarter of 2024.

Gaming machine handle for the second quarter of 2025 was US$916.1 million, compared with US$842.4 million in the second quarter of 2024 and win rate was 3.7% in the second quarter of 2025, compared with 3.3% in the second quarter of 2024.

As reported in the earnings release for the fourth quarter of 2024, Studio City has strategically repositioned itself to focus on the premium mass and mass operations, and VIP rolling chip operations at Studio City were transferred to City of Dreams in late October 2024.

Revenue from casino contract was US$83.8 million for the second quarter of 2025, compared with US$62.1 million for the second quarter of 2024. Revenue from casino contract is net of gaming taxes and the costs incurred in connection with the on-going operation of the Studio City Casino which are deducted by Melco Resorts (Macau) Limited, the gaming operator of the Studio City Casino (the “Gaming Operator”).

Total gaming taxes and the costs incurred in connection with the on-going operation of the Studio City Casino deducted from gross gaming revenues were US$275.8 million and US$277.2 million in the second quarters of 2025 and 2024, respectively.

Total non-gaming revenues at Studio City for the second quarter of 2025 were US$106.3 million, compared with US$99.4 million for the second quarter of 2024.

Operating income for the second quarter of 2025 was US$23.1 million, compared with US$3.0 million in the second quarter of 2024.

Studio City’s Adjusted EBITDA(1) was US$76.4 million in the second quarter of 2025, compared with US$54.2 million in the second quarter of 2024. The change was mainly attributable to the increase in revenue from casino contract and higher overall non-gaming revenues, partially offset by higher operating costs for the increase in business activities.

Net loss attributable to Studio City International Holdings Limited for the second quarter of 2025 was US$3.7 million, or US$0.02 per ADS, compared with US$33.4 million, or US$0.17 per ADS, in the second quarter of 2024. The net loss attributable to participation interest was US$0.4 million and US$3.1 million in the second quarters of 2025 and 2024, respectively.

Other Factors Affecting Earnings

Total net non-operating expenses for the second quarter of 2025 were US$24.1 million, which mainly included interest expense of US$32.5 million, partially offset by net foreign exchange gains of US$8.8 million.

Depreciation and amortization costs of US$52.8 million were recorded in the second quarter of 2025, of which US$0.8 million was related to the amortization expense for the land use right.

The Adjusted EBITDA for Studio City for the three months ended June 30, 2025 referred to in the earnings release of Melco Resorts & Entertainment Limited (“Melco”) dated July 31, 2025 (“Melco’s Earnings Release”) was US$28.8 million more than the Adjusted EBITDA of Studio City contained in this press release. The Adjusted EBITDA of Studio City contained in this press release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in Melco’s Earnings Release. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in Melco’s Earnings Release does not reflect certain gaming concession related costs and certain intercompany costs related to the gaming operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of June 30, 2025 aggregated to US$173.5 million (December 31, 2024: US$127.8 million), including US$0.1 million of restricted cash (December 31, 2024: US$0.1 million). Total debt, net of unamortized deferred financing costs and original issue premiums, at the end of the second quarter of 2025 was US$2.16 billion (December 31, 2024: US$2.16 billion).

In July 2025, Studio City repaid the US$221.6 million principal amount outstanding under the 6.00% senior notes, which matured on July 15, 2025, with a HK$1,337.0 million (equivalent to US$170.3 million) drawdown from the senior secured credit facilities entered into by Studio City Company Limited and the remainder with cash on hand.

Capital expenditures for the second quarter of 2025 were US$16.3 million.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) changes in the gaming market and visitations in Macau, (ii) local and global economic conditions, (iii) capital and credit market volatility, (iv) our anticipated growth strategies, (v) risks associated with the implementation of the amended Macau gaming law by the Macau government, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is defined as net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other and other non-operating income and expenses. Adjusted EBITDA, which is a non-GAAP financial measure, is presented as supplemental disclosure because management believes it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA to measure our operating performance and to compare our operating performance with those of our competitors.

The Company also presents Adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported similar measures as supplements to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or International Financial Reporting Standards. However, Adjusted EBITDA should not be considered as an alternative to operating income/loss as an indicator of the Company’s performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA does not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company recognizes these limitations and uses Adjusted EBITDA as only one of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA. Also, the Company’s calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. The use of Adjusted EBITDA has material limitations as an analytical tool, as Adjusted EBITDA does not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs, property charges and other and loss on extinguishment of debt, net of participation interest and taxes. Adjusted net income/loss, which is a non-GAAP financial measure, is presented as supplemental disclosure because management believes it provides useful information to investors and others in understanding and evaluating our performance, in addition to income/loss computed in accordance with U.S. GAAP. Adjusted net income/loss may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Studio City International Holdings Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Studio City International Holdings Limited

The Company, with its American depositary shares listed on the New York Stock Exchange (NYSE: MSC), is a world-class integrated resort located in Cotai, Macau. For more information about the Company, please visit www.studiocity-macau.com.

The Company is majority owned by Melco Resorts & Entertainment Limited, a company with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO).

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Operating revenues:
Revenue from casino contract	$83,783	$62,080	$159,703	$128,967
Rooms	39,645	37,675	80,881	76,198
Food and beverage	21,453	23,977	44,204	42,899
Entertainment	19,131	16,200	22,095	24,592
Services fee	20,846	16,335	34,204	28,763
Mall	4,502	4,392	8,963	8,712
Retail and other	691	836	1,721	1,521

Total operating revenues	190,051	161,495	351,771	311,652

Operating costs and expenses:
Costs related to casino contract	(10,352)	(8,950)	(19,373)	(17,108)
Rooms	(14,776)	(12,562)	(29,548)	(23,978)
Food and beverage	(19,461)	(20,318)	(39,595)	(37,965)
Entertainment	(18,715)	(15,382)	(23,721)	(24,645)
Mall	(1,934)	(1,764)	(3,767)	(3,398)
Retail and other	(605)	(610)	(1,176)	(1,057)
General and administrative	(47,835)	(47,684)	(88,307)	(83,076)
Pre-opening costs	(314)	(747)	(469)	(806)
Amortization of land use right	(826)	(827)	(1,657)	(1,653)
Depreciation and amortization	(52,006)	(49,499)	(103,655)	(98,795)
Property charges and other	(154)	(180)	(2,160)	(120)

Total operating costs and expenses	(166,978)	(158,523)	(313,428)	(292,601)

Operating income	23,073	2,972	38,343	19,051

Non-operating income (expenses):
Interest income	243	1,328	517	2,916
Interest expense	(32,504)	(33,646)	(64,982)	(68,437)
Other financing costs	(580)	(104)	(1,153)	(208)
Foreign exchange gains (losses), net	8,758	(1,656)	10,729	(336)
Loss on extinguishment of debt	—	(869)	—	(869)

Total non-operating expenses, net	(24,083)	(34,947)	(54,889)	(66,934)

Loss before income tax	(1,010)	(31,975)	(16,546)	(47,883)
Income tax expense	(3,088)	(4,603)	(5,028)	(4,646)

Net loss	(4,098)	(36,578)	(21,574)	(52,529)
Net loss attributable to participation interest	353	3,147	1,856	4,519

Net loss attributable to Studio City International Holdings Limited	$(3,745)	$(33,431)	$(19,718)	(48,010)

Net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic and diluted	$(0.005)	$(0.043)	$(0.026)	$(0.062)

Net loss attributable to Studio City International Holdings Limited per ADS:
Basic and diluted	$(0.019)	$(0.174)	$(0.102)	$(0.249)

Weighted average Class A ordinary shares outstanding used in net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic and diluted	770,352,700	770,352,700	770,352,700	770,352,700

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	June 30, 2025	December 31, 2024
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$173,352	$127,634
Accounts receivable, net	1,743	1,976
Receivables from affiliated companies	254	309
Inventories	7,167	7,306
Prepaid expenses and other current assets	17,013	29,140

Total current assets	199,529	166,365

Property and equipment, net	2,550,836	2,652,169
Long-term prepayments, deposits and other assets	59,998	52,504
Restricted cash	129	130
Operating lease right-of-use assets	11,500	11,647
Land use right, net	99,857	102,629

Total assets	$2,921,849	$2,985,444

LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST
Current liabilities:
Accounts payable	$2,947	$3,285
Accrued expenses and other current liabilities	104,400	118,117
Income tax payable	12,554	7,626
Current portion of long-term debt, net	51,295	21,597
Payables to affiliated companies	37,164	30,131

Total current liabilities	208,360	180,756

Long-term debt, net	2,113,609	2,141,750
Other long-term liabilities	4,652	4,115
Deferred tax liabilities, net	—	77
Operating lease liabilities, non-current	11,529	12,227

Total liabilities	2,338,150	2,338,925

Shareholders’ equity and participation interest:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 770,352,700 shares issued and outstanding	77	77
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	2,477,359	2,477,359
Accumulated other comprehensive (losses) income	(28,996)	8,701
Accumulated losses	(1,915,127)	(1,895,409)

Total shareholders’ equity	533,320	590,735

Participation interest	50,379	55,784

Total shareholders’ equity and participation interest	583,699	646,519

Total liabilities, shareholders’ equity and participation interest	$2,921,849	$2,985,444

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited to

Adjusted Net Loss Attributable to Studio City International Holdings Limited (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Net loss attributable to Studio City International Holdings Limited	$(3,745)	$(33,431)	$(19,718)	$(48,010)
Pre-opening costs	314	747	469	806
Property charges and other	154	180	2,160	120
Loss on extinguishment of debt	—	869	—	869
Income tax impact on adjustments	—	(12)	(239)	(12)
Participation interest impact on adjustments	(41)	(154)	(206)	(154)

Adjusted net loss attributable to Studio City International Holdings Limited	$(3,318)	$(31,801)	$(17,534)	$(46,381)

Adjusted net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic and diluted	$(0.004)	$(0.041)	$(0.023)	$(0.060)

Adjusted net loss attributable to Studio City International Holdings Limited per ADS:
Basic and diluted	$(0.017)	$(0.165)	$(0.091)	$(0.241)

Weighted average Class A ordinary shares outstanding used in adjusted net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic and diluted	770,352,700	770,352,700	770,352,700	770,352,700

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Operating Income to Adjusted EBITDA (Unaudited)

(In thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Operating income	$23,073	$2,972	$38,343	$19,051
Pre-opening costs	314	747	469	806
Depreciation and amortization	52,832	50,326	105,312	100,448
Property charges and other	154	180	2,160	120

Adjusted EBITDA	$76,373	$54,225	$146,284	$120,425

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited

to Adjusted EBITDA (Unaudited)

(In thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Net loss attributable to Studio City International Holdings Limited	$(3,745)	$(33,431)	$(19,718)	$(48,010)
Net loss attributable to participation interest	(353)	(3,147)	(1,856)	(4,519)

Net loss	(4,098)	(36,578)	(21,574)	(52,529)
Income tax expense	3,088	4,603	5,028	4,646
Interest and other non-operating expenses, net	24,083	34,947	54,889	66,934
Depreciation and amortization	52,832	50,326	105,312	100,448
Property charges and other	154	180	2,160	120
Pre-opening costs	314	747	469	806

Adjusted EBITDA	$76,373	$54,225	$146,284	$120,425

Studio City International Holdings Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Room Statistics:
Average daily rate (3)	$163	$157	$166	$158
Occupancy per available room	97%	96%	98%	96%
Revenue per available room (4)	$159	$150	$163	$151
Other Information:
Average number of table games	253	252	253	249
Average number of gaming machines	724	641	760	656
Table games win per unit per day (5)	$14,143	$13,563	$13,734	$13,300
Gaming machines win per unit per day (6)	$516	$476	$486	$456

(3)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(4)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(5)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(6)

Gaming machines win per unit per day is shown before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis